UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X            Form 40-F  __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.)

Yes __            No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

Table of Documents Filed

Page
1.	ORIX Update (Second Quarter for the July 1-September 30, 2002 Period) sent to shareholders.	3

Item 1

FINANCIAL HIGHLIGHTS

ORIX Consilidated Financial Highlights (Unaudited)
	Six Month Period (April 1-September 30)			Three Month Period (July1-Sept 30)
	02/4-9 US$ millions	02/4-9 JPY millions	YoY Change	02/7-9 JPY millions	YoY Change
Total Revenues	2,730	334,728	Up 1%	173,771	Up 13%
Income before Income Taxes	310	37,996	Up 2%	11,674	Down 28%
Net Income	186	22,763	Up 14%	5,878	Down 39%
Basic EPS ($/¥)	2.22	272.12	Up 11%	70.27	Down 40%
Diluted EPS ($/¥)	2.09	256.34	Up 9%	66.32	Down 41%
	02/9 US$ millions	02/9 JPY millions	Change on 02/3	Change on 02/6	-
Shareholders' Equity	4,076	499,726	Down 1%	0%	-
Total Assets	49,350	6,050,290	Down 5%	Down 1%	-
Book Value Per Share ($/¥)	48.72	5,973.44	Down 1%	0%	-
Note: *U.S. dollar amounts have been calculated at JPY 122.60 to $1.00, the approximate exchange rate prevailing at September 30, 2002.

Summary of Consolidated Financial Results
1. Interim Period (April 1 – September 30, 2002)
(1) Revenues
Interim operating revenues rose by 1% year-on-year in the six months ended September 30, 2002. In line with our expectations, we saw a decline in revenues in our life insurance and condominium businesses. A shift in our life insurance business from savings-type products, such as endowment insurance, to guarantee-type products, such as fixed-term insurance and medical insurance, resulted in a 16% year-on-year decrease in life insurance premiums and related investment income. In our condominium business, first-half real estate sales were down 10% year-on-year, owing mainly to government tax incentives on housing loans that spurred demand in the first half of last fiscal year. However, the condominium business itself remained firm and we expect full-year sales to increase this fiscal year.

On the other hand, revenues from direct financing leases rose 8% year-on-year, due to contributions from M&A carried out in the previous fiscal year. In addition, revenue from interest on loans and investment securities rose 13% as a result of strong contributions from consumer card loans, housing loans, and real estate-related loans to corporate customers.

(2) Expenses
Interest expense fell as a result of lower interest rates in Japan and overseas and our efficient fund procurement from the capital markets. We also reported a decrease in costs relating to life insurance and condominium sales, in line with the above-mentioned decrease in sales.

On the other hand, our SG&A expenses increased year-on-year, as M&A activity led to a larger number of consolidated companies. In addition, write-downs of long-lived assets rose sharply as 14.7 billion yen was recorded when a golf course was written down to fair value after it was judged that the expected sale of memberships in 2003 would not likely meet expectations because of a decrease in the recent market for golf club memberships. As a result of the above, our interim operating expenses increased 2% year-on-year.	(3) Net Income
Considering the above performance, operating profits fell 8% year-on-year. However, income before income taxes rose 2% year-on-year, as a U.S. affiliate contributed to equity in net income (loss) of and gain (loss) on sales of affiliates. In addition, the cumulative effect of a change in accounting principles had a positive effect on net income, which as a result rose 14% year-on-year.

(4) Segment Information
(Japan)
We recorded significant growth in our “Real Estate-Related Finance” segment, thanks to a strong performance from corporate non-recourse loans, consumer housing loans, and our loan servicing operations. Business from the “Other” segment also grew, thanks to a favorable performance from our consumer card loan operations. The “Corporate Finance” segment, which makes the highest contribution to profits, also performed well. While our “Real Estate” segment recorded significant losses as a result of the write-downs of long-lived assets explained above, the combined performance of our condominium business and other operations surpassed that of last year.

(Overseas)
“The Americas” segment reported a loss in the first half, owing to provisioning for doubtful receivables and possible loan losses by a leasing subsidiary, write-downs of securities held by the securities investment operations, and a slowdown in the commercial mortgage-backed securities business, which had been strong for the past several years. On the other hand, subsidiaries in the “Asia and Oceania” segment, in particular the automobile leasing operations in these regions, contributed to overall earnings.

(5) Outlook for the Fiscal Year Ending March 31, 2003
In the second half of the fiscal year ending March 31, 2003, we expect contributions again from such operations as those in our “Real Estate-Related Finance” segment and consumer card loans. We maintain our initial forecast of revenue of 680 billion yen (up 3% compared with the fiscal year ended March 31, 2002), income before income taxes of 80 billion yen (up 10%), and net income of 46 billion yen (up 14%).

1   ORIX   Update

SPECIAL FEATURE

What is your definition of corporate governance?
My view might be a little simplistic, but I believe that in capitalism corporate executives are required to manage a company in order to maximize the benefits to shareholders. Corporate governance is the means by which shareholders can ensure that their company is being managed in a way that aims to achieve the goal of value creation, by setting targets for management, analyzing and evaluating earnings, and ensuring that management produces the optimum results.

To achieve these aims, there should be a separation in companies of duties between the supervision by directors and execution of business by managers. In addition, independent external directors must also be appointed in order to judge management results objectively.

To draw an analogy with baseball, the general manager of a baseball team directs the team through each season and is responsible for the results of each game. The baseball team manager is therefore equivalent to the management of a company. Meanwhile, the coaches, who are equivalent to upper middle management, motivate the players (the employees), based on the direction of the top managers. The “front office” of the team (directors) recruits players and appoints the manager and coaches, with a view to the next two to three years, and their strategy reflects the wishes of the team owners (shareholders).

In a company, directors play a key role in corporate governance because they are selected by shareholders to act on their behalf in ensuring that the management of the company is genuinely operating the business in the interest of all of the shareholders and that management's activities satisfy shareholders.

I believe that managing a company requires management to focus daily on what is the optimum choice amongst the mixture of complicated factors that impact a company, and it is not an easy thing to achieve corporate governance within such complexity. In addition, there are still some unresolved issues surrounding the question of what governance is required for Japanese companies, and we should always consider the applicability of any models that we introduce from overseas in an attempt to find the optimal structure to benefit shareholders.

Could you describe the corporate governance at ORIX?
In June 1997, ORIX established an Advisory Board, which included experienced and resourceful individuals from outside the company. Once it was confirmed that the Advisory Board was functioning, it was merged with the Board of Directors in June 1999.

Three of our current ten directors are independent directors and all of them were members of the Advisory Board. In June 1998, we implemented a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day execution. As a result of this series of reforms to our management structure, the independent directors can present different points of view during board meetings, without clinging to commonly held beliefs or practices within ORIX or the financial industry as a whole.

In the process, independent directors can determine whether the management of the company and the results it produces are in line with shareholders’ expectations. In this sense, the focus of corporate governance has become clearer over time. In August 2002, in order to objectively check the status of our corporate governance, we became the first Japanese company to be evaluated by Standard & Poor’s. We were awarded a corporate governance score (CGS) of 7.8 out of 10, a ‘strong’ rating, which indicates the strength of our corporate governance. We believe this reflects our efforts to improve corporate governance by prioritizing shareholders in our management policies.

U.S.-style corporate governance has come under criticism as a result of accounting and other corporate scandals. How do you view these events?
I believe the U.S. management style of giving the highest priority to shareholders is and will remain the global standard. However, the shareholder-oriented management in the U.S. has in many cases become too short-sighted. Shareholders in the U.S. have been demanding that earnings increase every three months and many companies have responded to that with the granting of large numbers of stock options. I believe the focus on short-term gains combined with a lack of ethics amongst leaders of some emerging companies, who were under pressure for rapid growth, resulted in the recent scandals.

While I agree with the philosophy of U.S.-style shareholder-oriented management, there are many types of shareholders, from short-term day traders to long-term investors. We have always maintained that we aim to maximize shareholder value over the medium to long-term. ORIX is managed by people who have been employees for many years and we do not offer management the incentive to pursue short-term earnings. I expect the U.S. may move in a similar direction in which a medium to long-term perspective is adopted by managers and shareholders.

What are the future challenges for corporate governance at ORIX?
Corporate governance is like an insurance policy taken out against a company’s management, but is not something that can be achieved overnight. It is necessary to keep making improvements. I believe that one important thing for us to do is to strengthen our board of directors, and the most effective way of doing so would be to further increase the number of independent directors from the present three individuals. In my view, the more independence a board of directors has, the better it can evaluate management and objectively determine whether the company is being managed appropriately. This is what makes medium to long-term company growth possible.

ORIX   Update   2

NEWS HIGHLIGHTS AND COMPANY OUTLINE

Consumer Card Loan Operations at ORIX Credit
In August 2002, ORIX Credit integrated its “EX Loan Card” products (cash loans of 500,000-2,000,000 yen at interest rates of 13.8–21.9%) into its main “VIP Loan Card” product, which offers cash loans of 500,000–3,000,000 yen at interest rates of 8.7–15.6%.

The VIP Loan Card was introduced in 1987 and mainly targets mid-tier salaried workers in their mid-30s to 40s with an annual income of over 6 million yen. Over the past 15 years, we have accumulated a great deal of expertise in offering a relatively high level of card-based cash loans up to 3 million yen and have built a leading CD/ATM network in Japan as a result of alliances with city banks, regional banks, trust banks, as well as the post office. As a result, our card-based cash loans have gained recognition for offering a relatively large amount of financing at reasonable interest rates and with a high level of convenience.
Recently, banks have begun to form joint ventures with consumer finance companies in order to offer low-interest card-based cash loans at interest rates in the 15–18% range. Despite this trend, ORIX Credit’s VIP Loan Card has maintained its product superiority. In fact, the new participation in the market by banks has made customers more selective about interest rates, which has further enhanced the image of the VIP Loan Card, given its reasonable interest rates. This has contributed to the continued strength of ORIX Credit’s earnings.

Although the economic environment continues to deteriorate and unemployment and the number of personal bankruptcies are on the rise, there has not been a significant deterioration in the financial health of VIP Loan Card loan assets. However, we intend to continue our strict screening of customer applications going forward to ensure that we retain good customers.

About ORIX
ORIX Corporation (TSE: 8591; NYSE: IX) is a leading financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With over 6.0 trillion yen in assets and operations in 23 countries worldwide, ORIX’s activities include	leasing, corporate finance, real estate financing and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.
Note: Figures for "Stock Price Movement" have been adjusted for a 1.2:1 share split effected on May 19, 2000.
These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

3   ORIX   Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2003	ORIX Corporation By: /s/ Shunsuke Takeda Shunsuke Takeda Director Deputy President and CFO ORIX Corporation